Filed by Eagle Rock Energy Partners, L.P.

Commission File No. 001-33016

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Eagle Rock Energy Partners, L.P.

Commission File No. 001-33016

This filing relates to a proposed business combination (the “Merger”) involving Vanguard Natural Resources, LLC (“Vanguard”), a Delaware limited liability company, and Eagle Rock Energy Partners, L.P. (“Eagle Rock”), a Delaware limited partnership.

Eagle Rock Energy Partners, L.P. (the “Partnership” or “Eagle Rock”) and

Vanguard Natural Resources, LLC. (“VNR”) Merger

Employee Q&A

This Q&A includes answers to questions that we have received to date, and may be updated throughout the merger process as additional information is received, or additional questions are asked.

1.              When is the expected Date for VNR to take over?

•                  The close date is contingent on unitholder approval by both Eagle Rock’s and Vanguard’s unitholders, and certain other customary closing conditions.  It is unknown when close will take place, but we anticipate it to occur in the 3rd quarter of 2015.

2.              Who will be offered a job with VNR?

•                  Over the next few months, VNR will be evaluating its staffing needs post-close.  No decisions have been made at this point.  Pursuant to the terms of the merger agreement (the “Merger Agreement”), we anticipate that the employment offers that will be made will be extended to those employees at least 5 days prior to close.

3.              What happens if I am not offered a job with VNR?

•                  The Amended and Restated Change of Control Protection and Severance Program (“COC Program”) was approved by Eagle Rock’s Compensation Committee and Board of Directors, and adopted by the Partnership on May 21, 2015. Non-offered employees will be entitled to severance benefits under the COC Program, as described in this Q&A.  Please find a brief summary of the benefits offered under the COC Program:

Amended and Restated Change of Control Protection and Severance Program

(“COC Program”) Benefit Summary & Highlight of Terms

A.  EMPLOYEES WHO ARE NOT OFFERED A POSITION WITH VNR OR WHO REJECT AN OFFER FOR GOOD REASON (As Defined in the COC Program) (For further clarification, please review the document entitled “Decision Tree”)

I. Cash and Equity Treatment

• Cash Severance Payment	Amount equal to the employee’s base wage semi-annual amount (6 months base salary), paid by Eagle Rock, in conjunction with the successful closing of the anticipated merger.
• 2015 Short Term Incentive Bonus Plan (“STIBP”) Payment

Employees currently eligible for the 2015 Short-Term Incentive Bonus Plan will be paid a pro rata portion of their bonus target, accrued at 95%, and multiplied by previous year’s individual performance factor, as part of the overall severance consideration per the terms in the COC Program.  For new hires, a rating of “3” with an 84.5% individual performance factor will be used.  This payout will be made by Eagle Rock in conjunction with the successful closing of the anticipated merger.

• Long Term Cash Plan Bonus Plan (“LTCP”) Payment	Fully accelerated and paid out by Eagle Rock in conjunction with the successful closing of the anticipated merger.
• Accrued, but Unused PTO Payment	Up to, but not to exceed, 40 hours, paid at termination in addition to final pay in conjunction with the successful closing of the anticipated merger.
II. Health Insurance Coverage Continuation (if Elected by Employee within 60 Days Following Change of Control)
• Medical and Rx Plan	Up to 2 months of COBRA reimbursement. An additional 16 months available at the employee’s expense.
• Dental and Vision Plan	Benefits can be continued at the employee’s expense for up to 18 months.
• Life Insurance, AD&D, Disability, & Voluntary Plans	Terminate on last day of employment.
III. Outplacement Services (if Elected by Employee within 6 Months Following Change of Control)
• Non-exempt Field & Administrative Support Staff	$1,500
• Exempt Professionals and Para-Professionals	$2,500
• Supervisors, Managers, and Directors	$4,000
IV. Change of Control and Severance Plan Summary of Terms
• “Good Reason” Protection (i.e., the ability to reject an offer for Good Reason and still receive severance benefits)	Base Salary Reduction and/or change in geographic location of more than 50 miles. *See attached Decision Tree for Eagle Rock Energy Partners, L.P.
• Release of Claims	Terminated employees must sign satisfactory release of claims to be eligible for severance benefits and LTIP vesting.
• Timing of Cash Payments (e.g., Severance, 2015 STIBP, LTCP, Accrued but Unused PTO) and Vesting of LTIP Awards	All cash payments are currently anticipated to be paid upon termination of employment and unvested LTIP awards will become vested in conjunction with the successful closing of the anticipated merger.
B. TRANSFERRED EMPLOYEES’ PROTECTION (Employees who are offered and accept a position with VNR)
• LTIP Award Conversion into VNR Awards

At the time of close, the number of Eagle Rock units subject to each outstanding LTIP Award will be converted into a number of VNR units at a conversion rate of 0.185 VNR units for every Eagle Rock unit.

• 2015 STIBP

Employees currently eligible for the 2015 Short-Term Incentive Bonus Plan will be paid a pro rata portion of their bonus target, accrued at 95%, and multiplied by previous year’s individual performance factor, as part of the overall severance consideration per the terms in the COC Program..  For new hires, a rating of “3” with an 84.5% individual performance factor will be used.  This payout by Eagle Rock will be made in conjunction with the successful closing of the anticipated merger.

Transferred employees’ bonus eligibility under the Vanguard Bonus Plan for the remainder of 2015 post-close will be detailed in their offer letter.

• LTCP	Accrued bonus(es) are currently expected to be paid per the terms set forth in the LTCP.

• COC Program Protection Period

Terms under the COC Program remain in effect for 12 months following the date of Change of Control (the “Protection Period”). During the Protection Period, the COC Program provides similar protections as set forth above in the event of a resignation for Good Reason.

4.              What happens if I am offered a job with VNR, but I decline the offer?

•                  Per the terms of the COC Program, an eligible employee may decline an offer from VNR and still generally remain eligible to receive benefits under the COC Program if in the offer the employee’s base salary is reduced from the salary they received prior to close or if the employee is required to work in another location 50 miles or more from their work location prior to close.  If the offer is at least equivalent in terms of base salary and work location, and the employee does not accept such offer, the employee would forfeit his or her eligibility to receive benefits under the COC Program.  For further and more detailed explanation regarding potential offers of employment from VNR, please see the attached “Decision Tree.”

5.              When will we be notified if we have a position with VNR so we can begin to seek employment elsewhere if necessary?

•                  Over the next few months, VNR will be evaluating its staffing needs for the new organization after closing.  No corporate-wide decisions have been made at this point.  Per the Merger Agreement, we anticipate that offers will be extended at least 5 days prior to closing.  Of course, if you leave Eagle Rock prior to closing, you will not be eligible for the severance benefits under the COC Program.

6.              Will we have to be interviewed again for our job?

•                  VNR reserves the right to conduct interviews with Eagle Rock staff and may require that offered employees satisfactorily pass VNR’s new hire pre-employment screening procedures (e.g., background check, drug/alcohol testing, etc.).  More information will be provided to employees in advance of an interview between employees and members of VNR’s management team.

7.              Will we need to update and turn in our resume?

•                  Yes.  Corporate and Tulsa based employees have been invited to submit their resumes.

8.              Does VNR utilize contractors?  What will happen to current Eagle Rock contractors?

•                  Yes, VNR does utilize contract employees.  VNR is in the process of evaluating their contingent workforce staffing needs on a case by case basis and in accordance with their policies and procedures.  Additional information will be provided as we know more.

Incentive Compensation: LTIP Awards and Cash Bonuses

9.              Will we still receive a payout under the Eagle Rock 2015 Short Term Incentive Bonus Plan?

Employees currently eligible for the 2015 Short-Term Incentive Bonus Plan will be paid a pro rata portion of their bonus target, accrued at 95%, and multiplied by the mid-range of such employee’s previous year’s individual performance factor.  For new hires, a rating of “3” with an 84.5% individual performance factor will be used as part of the overall severance consideration per the terms in the COC Program.  This payout by Eagle Rock will be made in conjunction with the successful closing of the anticipated merger.

10.       I understand that all unvested LTIP Awards and Long-Term Cash Bonuses will be transferred to VNR’s LTIP plan or vesting will be accelerated for those who are not offered a position with VNR or who reject the offer as Unqualified or for Good Reason (as defined in the applicable plan).  Is this true?

•                  VNR is currently evaluating Eagle Rock’s Long-Term Incentive Plan to determine the manner in which Eagle Rock units held by employees will be converted into VNR units for those that continue to be employed by VNR.  The VNR awards that you receive following the conversion will continue to have the same vesting and forfeiture or acceleration provisions as were applicable to your Eagle Rock awards.  In terms of employees who are not offered a position with VNR or reject the offer as Unqualified (for LTIP) or for Good Reason (for COC Program), such unvested LTIP awards and unpaid Long Term Cash Plan amounts will automatically vest upon the closing date.

401k and Stock

11.       How long will it take for the company match to vest in the VNR 401k Plan?

•                  Similar to Eagle Rock, you will automatically vest in the VNR match at the time you begin to contribute to the VNR 401(k) Plan.  You will receive more information concerning the VNR 401(k) Plan and all other benefit plans in advance of closing.

12.       Am I still 100% vested in my Eagle Rock 401k match?

•                  Yes.  Your contributions and company match remain 100% vested as they are today.  Employees of Eagle Rock who commence employment with VNR after closing will have the opportunity to roll account balances with Fidelity over to the Vanguard Natural Resources 401(k) Plan through Insperity.  You will receive more information concerning the Vanguard Natural Resources 401(k) Plan in advance of closing.

13.       What is the percentage match on VNR 401k?

VNR provides up to a 6% employer matching contribution.

14.       How much over match can we put into 401k? Up to what percentage?

•                  You may contribute up to 80% of your eligible wages to the Vanguard Natural Resources 401(k) Plan, subject to the IRS limits.  VNR also provides a Roth IRA should you wish to contribute on an after-tax basis.

15.       What is supposed to happen to our current loans?

•                  Employees of Eagle Rock who commence employment with VNR after closing may be able to roll-over their 401(k) balances, including loans, to the Vanguard Natural Resources 401(k) Plan after closing, per the requirements set forth in the Vanguard Natural Resources 401(k) Plan.  You will receive more information concerning the Vanguard Natural Resources 401(k) Plan in advance of closing.

•                  Employees who are not hired by VNR will have to pay off their loan balances per the guidelines provided by Fidelity within the timeframe required to avoid being assessed a tax on the loan balance amounts.  Please contact Fidelity directly for more information.

16.       Does VNR have any type of equity share/reward program?

•                  No. VNR does not offer an employee unit purchase or reward program at this time.

Benefits

17.       Which health insurance company does VNR utilize and what type of insurance do they offer? HMO, PPO, 80/20 plan with deductible, other?

•                  VNR employees are offered several Health Plan options (2 traditional PPO Plans and 2 High Deductible Health Plans with an HSA) through United Healthcare.  Information is available in the VNR Benefit Guide.  Additional information will be made available to you in the coming weeks.

18.       Does VNR offer dental and vision plans?

•                  Yes.  VNR employees are offered both dental and vision benefits through United Healthcare Dental and VSP respectively.  Information is available in the VNR Benefit Guide.  Additional information will be made available to you in the coming weeks.

19.       Does VNR provide a medical FSA and/or health savings account?

•                  Yes.  VNR provides the opportunity for you to participate in the Flexible Spending Account or Health Savings Account on a tax free basis depending on your specific medical plan elections and up to the standard IRS limits.  Information is available in the VNR Benefit Guide.  Additional information will be made available to you in the coming weeks.

20.       Does VNR provide Company paid Group Term Life Insurance?

•                  Yes.  VNR provides all employees with basic group term-life coverage equal to 1X your annual base salary/hourly rate up to $50,000 in coverage.

21.       What is the cost of VNR medical insurance, dental insurance, etc.?

•                  Information concerning VNR Benefits costs, including health and welfare, will be made available in the near future.

22.       Do we get paid for vacation we have not taken? What is difference between VNR and Eagle Rock on PTO / Sick Leave?

•                  A transferred employee accepting an offer at VNR will not be paid for unused Eagle Rock PTO. VNR does not have a PTO program.  Instead, VNR offers vacation (annual entitlement determined based on past relevant work experience) and 40 hours of sick leave annually.  VNR strongly encourages their employees to utilize their full vacation entitlement every year.  Under special circumstances and upon management approval, VNR may permit up to 40 hours of vacation carry-over from one year to the next, but does not allow sick time to carry over.  VNR does not provide pay-out for unused vacation.

•                  Will our current PTO accrual and balance transfer to VNR or will we see a change in what we have earned?   Eagle Rock employees hired by VNR will be able to carry over their current PTO balance to VNR during the remainder of 2015; however, for the remainder of 2015, previous Eagle Rock employees employed by VNR will be awarded VNR vacation entitlement based on the current VNR Vacation and Sick Leave policy and applicable accrual schedule.

23.       How does VNR handle sick time?

•                  VNR offers up to 40 hours of sick time every year in addition to vacation time.  For longer periods of absence due to an employee’s medical condition, both short-term and long-term sick disability plans are offered.  More information concerning VNR Benefits, including leave programs, will be made available in the near future.

24.       How does VNR handle Short-Term Disability and Long-Term Disability coverage?

•                  In short, the plans are similar in that they both provide 60% base salary while you remain unable to work.  The elimination periods differ, however.  Information concerning VNR Benefits, including its programs for STD and LTD, will be made available in the near future. In addition, VNR will be providing additional presentations to employees concerning its compensation philosophy and programs as well its benefit offerings.

Company Equipment

25.       Will we keep the Eagle Rock computers we have now?

•                  We are looking to ensure a smooth transition of all IT related data and programs. We are still evaluating the details regarding the transition of these items at this time and will provide you with more information at a later time.

26.       I paid for my own iPhone.  Can I keep it or must I return it to Eagle Rock or VNR?

•                  We are looking to ensure a smooth transition of all IT related data and programs. We are still evaluating the details regarding the transition of these items at this time and will provide you with more information at a later time.  Cell phones purchased by Eagle Rock employees and not reimbursed by Eagle Rock will remain the property of employee. If the purchase was reimbursed, then the equipment is the property of Eagle Rock and must be returned.

27.       Will we keep the Eagle Rock vehicles we have now?

Whether or not an employee receives a vehicle is based on his/her job requirements and the supervisor’s recommendation.  You will be notified by VNR as to how your current Company vehicle will be affected post-close.

Computer Data

28.       How do we capture the data on our computers, I-drive, personal documents, etc.?

•                  We are looking to ensure a smooth transition of all IT related data and programs. We are still evaluating the details regarding the transition of these items at this time and will provide you with more information at a later time.

This document is intended to provide a summary of information regarding various Eagle Rock compensation plan documents, the Merger Agreement (the “Merger Agreement”) between Eagle Rock Energy G&P, LLC (“Eagle Rock”) and Vanguard Natural Resources, LLC (“Vanguard”) and the potential employment offer process with Vanguard. It is not intended to provide advice as to any employee’s employment options, and all employees should consult the terms of each of the compensation plan documents that they participate in prior to making any decisions. All employees are also encouraged to seek outside advice regarding potential tax and/or employment issues prior to making any decisions regarding the termination of their employment or the acceptance of an offer of employment from Vanguard. When it is noted that an employee could be eligible for specific payments or benefits noted below, the employee would still need to follow all applicable terms and conditions, including notice and administrative provisions, that the right to receive payments or benefits under the applicable plan may be conditioned on.  This document is not intended to, and should not, be construed or interpreted as creating any contractual or other guarantees, rights, or obligations, or as altering the rights of Eagle Rock and Vanguard to alter, change, amend, disregard, and terminate any existing or future policies, plans, programs, or practices.  Nor should this document be construed as altering your current at-will, or other, status, or the nature of the relationship between an employee and Eagle Rock and Vanguard, either now or in the future. All descriptions and remarks contained herein are qualified in their entirety by reference to the respective controlling plan documents, agreements and/or other documents.

Legend

The following terms shall have the definitions below, summarized for your convenience. You should consult each of your individual plans or award agreements for the applicable definition, as well as any notice or other administrative conditions that are applicable to the definition.

•                  “Good Reason” (under the COC Plan) means the occurrence of any of the following events or conditions without the employee’s written consent: (i) any reduction in such employee’s (A) annual base salary or (B) hourly wage multiplied by 2,080, as applicable, or (ii) a change in the geographic location at which the employee must perform services to a location more than 50 miles from the location at which the employee normally performs such services, except for reasonably required business travel that is not materially greater than such travel requirements prior to the occurrence of a Change of Control.

•                  “Good Reason” (under the LTIP or, more specifically, the award agreements under the LTIP (which have substantially the same definition in the forms prior to 2014 as well as in the amended forms adopted for 2014 and beyond)) means the occurrence of any of the following events or conditions: (A) a change in the employee’s status, title, position or responsibilities (including reporting responsibilities) which represents a substantial reduction of the status, title, position or responsibilities as in effect immediately prior thereto, the assignment to the employee of any duties or responsibilities that are inconsistent with such status, title, position or responsibilities, or any removal of the employee from or failure to reappoint or reelect the employee to any of such positions, except in connection with the termination of the employee services for Cause, due to the employee’s Disability or death, or by the employee voluntarily without Good Reason (such other definitions to be defined within the applicable award agreement), (B) a reduction in the employee’s annual base salary, (C) a change in the geographic location at which the employee must perform services (without the consent of the employee) to a location more than thirty-five (35) miles from the location at which the employee normally performs such services as of the date of grant of the award, except for reasonably required business travel that is not materially greater than such travel requirements prior to the date of grant of the award, (D) the failure by the Partnership Entities (generally defined as Eagle Rock and its affiliates) to continue in effect any material compensation or benefit plan in which the employee was participating as of the date of grant of the award or to provide the employee with compensation and benefits at least equal (in terms of benefit levels and/or reward opportunities) to those provided for under each compensation or employee benefit plan, program and practice as in effect immediately prior to the date of grant of the award (or as in effect following the date of grant of the award, if greater), (E) any material breach by a Partnership Entity of any provision of the LTIP or of any provision of the employee’s employment agreement, if any, or (F) any purported termination of the employee’s service relationship for Cause by a Partnership Entity that does not otherwise comply with the terms of the LTIP, the award agreement or the employee’s employment agreement, if any.

•                  “Qualified Offer” (under the Merger Agreement) means an offer of employment to an employee by Vanguard or a Vanguard Affiliate that meets each of the following conditions: (i) an offer of a base salary or wages that is equal to or greater than the base salary or wages that the employee was receiving as of the closing of the merger; (ii) an offer of incentive opportunities (including, without limitation, both cash and equity-based incentive opportunities, as well as short-term and long-term opportunities) that are no less favorable, in the aggregate, than the incentive opportunities that the employee was receiving as of the closing of the merger; (iii) an offer of other employee benefits (including, without limitation, health, welfare and retirement benefits) that are no less favorable, in the aggregate, to the benefits that the employee was receiving as of the closing of the merger; and (iv) the offer must not require the employee to accept a change in the geographic location at which the employee must perform services to a location that is more than 50 miles from the location at which the employee normally performs such services as of the closing of the merger (not including reasonably required business travel that is not materially greater than such travel requirements prior to the closing of the merger).

1

On or Before Before Closing Employment - conduct make offers of certain Eagle Rock to the Closing. 2 Visio 3548056 “Qualified Offer” (under the Merger Agreement) “Good Reason” (under the LTIP) See next page for offer information and refer to the “Legend” on p.1. “Good Reason” (under the COC Plan) Offers of Vanguard will interviews and employment to employees prior If Vanguard does not make an employment offer to an employee: The employee is terminated by Eagle Rock prior to the Closing and will be entitled to full accelerated vesting of outstanding equity awards under the LTIP and will be eligible for severance under the COC Plan (including full acceleration of outstanding cash awards under the LTCP). Participants in COC Plan Termination the Day If a termination of employment occurs on or prior to the day before the Closing, either by Eagle Rock (with or without cause) or due to a resignation by an employee (whether or not for good reason), the employee (other than certain officers, as noted below) will be ineligible to receive: (1) accelerated vesting of outstanding restricted unit awards under the Eagle Rock Energy Long-Term Incentive Plan (“LTIP”), (2) payment of outstanding cash awards under the Amended and Restated Eagle Rock Energy G&P, LLC Long Term Cash Plan for Staff and Field Employees (“LTCP”), and (3) severance under the Amended and Restated Change of Control Severance Plan (the “COC Plan”).

Participants in COC Plan with LTIP award(s)
Offers of Employment - Vanguard will conduct interviews and make offers of employment to certain Eagle Rock employees prior to the Closing.
If Vanguard makes an offer of employment and:
1. The offer gives rise to a "Good Reason" termination right for employee under the COC Plan (which also means that it would be an offer that is not a "Qualified Offer" under the Merger Agreement)
Employee accepts offer
If employee continues employment with Vanguard, no benefits would become immediately payable under the LTIP or the COC Plan. Employee continues to be eligible to receive the following benefits:
• Accelerated vesting under the LTIP award agreements (for 2 years following the change of control ("COC")) in the event employee is terminated without "Cause" or resigns for "Good Reason" as defined therein (which such termination right for Good Reason would initially already be available for 90 days following the commencement of employment with Vanguard due to the terms of the employment offer; provided that, for the avoidance of doubt, any later occurring condition could also give rise to a new Good Reason right)
• Severance under the COC Plan (for 12 months following the COC) in the event employee is terminated without "Cause" or resigns for "Good Reason" as defined therein (which such termination right for Good Reason would initially already be available for 30 days following the commencement of employment with Vanguard due to the terms of the employment offer; provided that, for the avoidance of doubt, any later occurring condition could also give rise to a new Good Reason right)
Employee does not accept offer
• Employee is eligible to receive severance benefits under the COC Plan
• Employee receives accelerated vesting of outstanding LTIP awards pursuant to the terms of the Merger Agreement
2. The offer does not give rise to a "Good Reason" termination right for employee under the COC Plan but is not a "Qualified Offer" under the Merger Agreement
Employee accepts offer
If employee continues employment with Vanguard, no benefits would become immediately payable under the COC Plan or the LTIP. Employee continues to be eligible to receive the following benefits:
• Accelerated vesting under the LTIP award agreements (for 2 years following the COC) in the event employee is terminated without "Cause" or resigns for "Good Reason" as defined therein (which such termination right for Good Reason would initially already be available for 90 days following the commencement of employment with Vanguard due to the terms of the employment offer; provided that, for the avoidance of doubt, any later occurring condition could also give rise to a new Good Reason right)
• Severance under the COC Plan (for 12 months following the COC) in the event employee is terminated without "Cause" or resigns for "Good Reason" as defined therein
Employee does not accept offer
• Employee is not eligible to receive benefits under the COC Plan
• Employee is eligible to receive accelerated vesting of outstanding LTIP awards pursuant to the terms of the Merger Agreement
3. The offer does not give rise to a "Good Reason" termination right under the COC Plan and is a "Qualified Offer" under the Merger Agreement, but does give rise to a "Good Reason" termination right under the outstanding LTIP agreements
Employee accepts offer
If employee continues employment with Vanguard, no benefits would become immediately payable under the COC Plan or the LTIP. Employee continues to have the following benefits:
• Accelerated vesting under the LTIP award agreements (for 2 years following the COC) in the event employee is terminated without "Cause" or resigns for "Good Reason" as defined therein (which such termination right for Good Reason would initially already be available for 90 days following the commencement of employment with Vanguard due to the terms of the employment offer; provided that, for the avoidance of doubt, any later occurring condition could also give rise to a new Good Reason right)
• Severance under the COC Plan (for 12 months following the COC) in the event employee is terminated without "Cause" or resigns for "Good Reason" as defined therein
Employee does not accept offer
• Employee forfeits right to receive accelerated vesting of outstanding LTIP awards under the Merger Agreement
• Employee forfeits rights to benefits under the COC Plan
4. The offer does not give rise to a "Good Reason" termination right under the COC Plan and is a "Qualified Offer" under the Merger Agreement and does not give rise to a "Good Reason" termination right under the outstanding LTIP agreements
Employee accepts offer
If employee continues employment with Vanguard, no benefits would become immediately payable under the COC Plan or the LTIP. Employee continues to have the following benefits:
• Accelerated vesting under the LTIP award agreements (for 2 years following the COC) in the event employee is terminated without "Cause" or resigns for "Good Reason" as defined therein
• Severance under the COC Plan (for 12 months following the COC) in the event employee is terminated without "Cause" or resigns for "Good Reason" as defined therein
Employee does not accept offer
• Employee forfeits right to receive accelerated vesting of outstanding LTIP awards under the Merger Agreement
• Employee forfeits rights to benefits under the COC Plan

3

Visio 3548056

following benefits: Employee accepts offer a “Good Reason” Employee does not accept offer Employee accepts offer Employee does not accept offer 4 Visio 3548056 · Employee forfeits rights to benefits under the COC Plan (including the acceleration of LTCP awards) 2. The offer does not give rise to a “Good Reason” termination right under the COC Plan If employee continues employment with Vanguard, no benefits would become immediately payable under the COC Plan. Employee continues to have the following benefits: · Accelerated vesting under the LTCP (until all of employee’s outstanding 2014 and 2015 awards are vested per their terms) in the event employee is terminated for any reason [note that there is no protection for resignation for Good Reason in the plan itself but it is afforded by virtue of the COC Plan] · Severance under the COC Plan (for 12 months following the COC) in the event employee is terminated without “Cause” or resigns for “Good Reason” as defined therein Employment - conduct make offers of certain Eagle Rock to the Closing. · Employee is eligible to receive severance benefits under the COC Plan (including acceleration of outstanding LTCP awards) Offers of Vanguard will interviews and employment to employees prior If Vanguard makes an offer of employment and: 1. The offer gives rise to termination right for employee under the COC Plan If employee continues employment with Vanguard, no benefits would become immediately payable under the COC Plan. Employee continues to be eligible to receive the · Accelerated vesting under the LTCP (until all of employee’s outstanding 2014 and 2015 awards are vested per their terms) in the event employee is terminated for any reason [note that there is no protection for resignation for Good Reason in the plan itself but it is afforded by virtue of the COC Plan] · Severance under the COC Plan (for 12 months following the COC) in the event employee is terminated without “Cause” or resigns for “Good Reason” as defined therein (which such termination right for Good Reason would initially already be available for 30 days following the commencement of employment with Vanguard due to the terms of the employment offer; provided that, for the avoidance of doubt, any later occurring condition could also give rise to a new Good Reason right) Participants in COC Plan with LTCP award(s)

The contents of this handout are provided to you for informational purposes only and we have done our best to provide concise, accurate answers to anticipated employee questions.  The information is not intended to, and should not, be construed or interpreted as creating any contractual or other guarantees, rights, or obligations, or as altering the rights of Eagle Rock Energy G&P, LLC and Vanguard Natural Resources, LLC to alter, change, amend, disregard, and terminate any existing or future policies, plans, programs, or practices.  Nor should the information be construed as altering your current at-will, or other, status, or the nature of the relationship between you and Eagle Rock Energy G&P, LLC and Vanguard Natural Resources, LLC; either now or in the future. All descriptions and remarks contained herein are qualified in their entirety by reference to the respective controlling plan documents, agreements and/or other documents.

Information about the Proposed Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Vanguard has filed with the Securities and Exchange Commission (the “SEC”) a preliminary Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Eagle Rock and Vanguard that also constitutes a preliminary prospectus of Vanguard. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be sent to (i) security holders of Eagle Rock seeking their approval with respect to the proposed Merger and (ii) security holders of Vanguard seeking their approval with respect to the issuance of Vanguard common units in connection with the proposed Merger. Vanguard and Eagle Rock also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other documents, once such documents are filed by Vanguard and Eagle Rock with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Vanguard will be available free of charge on Vanguard’s internet website at http://www.vnrllc.com or by contacting Vanguard’s Investor Relations Department by email at investorrelations@vnrllc.com or by phone at (832) 327-2234. Copies of the documents filed with the SEC by Eagle Rock will be available free of charge on Eagle Rock’s internet website at http://www.eaglerockenergy.com or by contacting Eagle Rock’s Investor Relations Department by email at info@eaglerockenergy.com or by phone at (281) 408-1203.

Participants in the Solicitation

Vanguard, Eagle Rock, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed Merger. Investors and security holders may obtain information regarding Vanguard’s directors, executive officers and other members of its management and employees in Vanguard’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Vanguard’s proxy statement for its 2015 annual meeting, which was filed with the SEC on April 20, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Investors and security holders may obtain information regarding Eagle Rock’s directors, executive officers and other members of their management and employees in Eagle Rock’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2,

2015, Eagle Rock’s proxy statement for its annual meeting, which was filed with the SEC on March 31, 2015 and any subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Additional information regarding the direct and indirect interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Vanguard and Eagle Rock and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this press release, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “predict,” “project,” “foresee,” “believe,” “will” or “should,” “would,” “could,” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Vanguard, Eagle Rock or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder approval of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Vanguard’s and Eagle Rock’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Vanguard or Eagle Rock; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Vanguard’s and Eagle Rock’s credit agreements; the ability of Vanguard and Eagle Rock to comply with covenants contained in the agreements governing their indebtedness; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions. Eagle Rock and Vanguard caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors are contained in Eagle Rock’s and Vanguard’s Annual Reports on Form 10-K for the period ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the

SEC’s website, http://www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Vanguard nor Eagle Rock intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.